SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
And (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 1)
TRANSDIGM GROUP INCORPORATED
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
893641100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Berkshire Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,406,694

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,406,694

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,406,694

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.04%*

12	TYPE OF REPORTING PERSON

	PN
*   Percentage calculations are based on the number of shares of Common Stock outstanding as of December 19, 2008, as provided in the Issuer’s Definitive Proxy Statement dated January 16, 2009.

1	NAME OF REPORTING PERSON Berkshire Fund VII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		636,891

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		636,891

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	636,891

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.32%*

12	TYPE OF REPORTING PERSON

	PN
*   Percentage calculations are based on the number of shares of Common Stock outstanding as of December 19, 2008, as provided in the Issuer’s Definitive Proxy Statement dated January 16, 2009.

1	NAME OF REPORTING PERSON Berkshire Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		67,357

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,357

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,357

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.14%*

12	TYPE OF REPORTING PERSON

	PN
*   Percentage calculations are based on the number of shares of Common Stock outstanding as of December 19, 2008, as provided in the Issuer’s Definitive Proxy Statement dated January 16, 2009.

1	NAME OF REPORTING PERSON Berkshire Investors III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		17,090

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,090

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,090

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.04%*

12	TYPE OF REPORTING PERSON

	PN
*   Percentage calculations are based on the number of shares of Common Stock outstanding as of December 19, 2008, as provided in the Issuer’s Definitive Proxy Statement dated January 16, 2009.

1	NAME OF REPORTING PERSON Stockbridge Special Situations Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		55,530

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,530

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,530

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.11%*

12	TYPE OF REPORTING PERSON

	PN
*   Percentage calculations are based on the number of shares of Common Stock outstanding as of December 19, 2008, as provided in the Issuer’s Definitive Proxy Statement dated January 16, 2009.

Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated in its entirety.
Item 2.
     (a) Name of Person Filing:
     Berkshire Fund VII, L.P. (“Fund VII”), Berkshire Fund VII-A, L.P. (“Fund VII-A”), Berkshire Investors LLC (“Investors”), Berkshire Investors III LLC (“Investors III”) and Stockbridge Special Situations Fund, L.P. (“Stockbridge” and, with Fund VII, Fund VII-A, Investors, and Investors III the “Reporting Persons”) are jointly filing this Schedule 13G.
     Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the general partner of Fund VII and Fund VII-A. Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of Stockbridge. The managing members of 7BA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Christopher J. Hadley, Ross M. Jones, Lawrence S. Hamelsky, Richard K. Lubin, David R. Peeler and Robert J. Small (the “Berkshire Principals”). The Berkshire Principals are also the managing members of Investors, Investors III, and SA.
     The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Item 4. Ownership
     (a) Amount beneficially owned:
     Fund VII directly holds 3,406,694 shares of Common Stock. Accordingly, Fund VII has sole voting power with respect to 3,406,694 shares of Common Stock and has sole dispositive power with respect to 3,406,694 shares of Common Stock.
     Fund VII-A directly holds 636,891 shares of Common Stock. Accordingly, Fund VII-A has sole voting power with respect to 636,891 shares of Common Stock and has sole dispositive power with respect to 636,891 shares of Common Stock.
     Based on the immediately preceding paragraphs, as the sole general partner of Fund VII and Fund VII-A, 7BA may be deemed to beneficially own the 4,043,585 shares of Common Stock held by Fund VII and Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund VII and Fund VII-A.
     Investors owns 67,357 shares of Common Stock. Accordingly, Investors has sole voting power with respect to 67,357 shares of Common Stock and has sole dispositive power with respect to 67,357 shares of Common Stock.
     Investors III owns 17,090 shares of Common Stock. Accordingly, Investors has sole voting power with respect to 17,090 shares of Common Stock and has sole dispositive power with respect to 17,090 shares of Common Stock.
     Stockbridge directly holds 55,530 shares of Common Stock. Accordingly, Stockbridge has sole voting power with respect to 55,530 shares of Common Stock and has sole dispositive power with respect to 55,530 shares of Common Stock.

     Based on the immediately preceding paragraph, as the sole general partner of Stockbridge, SA may be deemed to beneficially own 55,530 shares of Common Stock held by Stockbridge. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Stockbridge.
     By virtue of their positions as managing members of 7BA, Investors, Investors III and SA, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VII, Fund VII-A, Investors, Investors III and Stockbridge. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors, Investors III or Stockbridge, and as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.
     (b) Percent of class:
          Fund VII beneficially owns 7.04% of the Issuer’s Common Stock.
          Fund VII-A beneficially owns 1.32% of the Issuer’s Common Stock.
          Investors beneficially owns 0.14% of the Issuer’s Common Stock.
          Investors III beneficially owns 0.04% of the Issuer’s Common Stock.
          Stockbridge beneficially owns 0.11% of the Issuer’s Common Stock.
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 31, 2008, as provided in the Issuer’s Annual Report on Form 10-K dated November 25, 2008.
     (c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Fund VII has the sole power to vote 3,406,694 shares of the Issuer’s Common Stock.

Fund VII-A has the sole power to vote 636,891 shares of the Issuer’s Common Stock.

Investors has the sole power to vote 67,357 shares of the Issuer’s Common Stock.

Investors III has the sole power to vote 17,090 shares of the Issuer’s Common Stock.

Stockbridge has the sole power to vote 55,530 shares of the Issuer’s Common Stock.

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

Fund VII has the sole power to direct the disposition of 3,406,694 shares of the Issuer’s Common Stock.

Fund VII-A has the sole power to direct the disposition of 636,891 shares of the Issuer’s Common Stock.

Investors has the sole power to direct the disposition of 67,357 shares of the Issuer’s Common Stock.

Investors III has the sole power to direct the disposition of 17,090 shares of the Issuer’s Common Stock.

Stockbridge has the sole power to direct the disposition of 55,530 shares of the Issuer’s Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

0

Signature:
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BERKSHIRE FUND VII, L.P.

By:	Seventh Berkshire Associates LLC,
its General Partner

By:	/s/ Christopher J. Hadley

Name: Christopher J. Hadley
Title: Managing Director

BERKSHIRE FUND VII-A, L.P.

By:	Seventh Berkshire Associates LLC,
its General Partner

By:	/s/ Christopher J. Hadley

Name: Christopher J. Hadley
Title: Managing Director

BERKSHIRE INVESTORS LLC

By:	/s/ Christopher J. Hadley

Name: Christopher J. Hadley
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Christopher J. Hadley

Name: Christopher J. Hadley
Title: Managing Director

STOCKBRIDGE SPECIAL SITUATIONS FUND, L.P.

By:	Stockbridge Associates LLC, its General Partner

By:	/s/ Christopher J. Hadley

Name: Christopher J. Hadley
Title: Managing Director
Date: January 23, 2009